Filed by Trimeris, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 (the “Securities Act”) and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Securities Act File Number: 333-175512

Subject Company: Trimeris, Inc.

Exchange Act File Number: 000-23155

Press Release of Synageva BioPharma Corp. Issued on September 28, 2011

SYNAGEVA BIOPHARMA EXPANDS INTERNATIONAL CLINICAL TRIAL FOR INFANTS WITH LYSOSOMAL ACID LIPASE DEFICIENCY, A LYSOSOMAL STORAGE DISORDER

- Lysosomal Acid Lipase Deficiency is a rare, progressive disease with devastating consequences for infants, children and adults. -

- Diagnosis should be considered for infants with failure to thrive and hepatosplenomegaly and for children and adults with unexplained liver dysfunction and abnormal lipid profile. -

LEXINGTON, Mass., September 28, 2011—Synageva BioPharma Corp., a biopharmaceutical company developing therapeutic products for rare disorders (“Synageva”), announced today that it has expanded its ongoing clinical trial for infants with Lysosomal Acid Lipase (“LAL”) Deficiency to the United States. This global clinical trial is open for enrollment at multiple sites. LAL Deficiency, a Lysosomal Storage Disorder (LSD), is also known as Wolman Disease or Cholesteryl Ester Storage Disease (CESD) and is a rare, autosomal recessive, progressive disease with devastating consequences for infants, children and adults.

“Infants with severe LAL Deficiency (Wolman Disease) have a serious and devastating disease that is typically fatal in the first year of life. This trial is an important advancement for these patients and their families who have limited options,” said Dr. Martin Bialer, an Investigator at the North Shore LIJ Heath System in New York. Patients typically present with diarrhea, persistent vomiting, feeding difficulty and failure to thrive. Hepatosplenomegaly is often seen. Also, adrenal calcification is suggestive of this diagnosis but is not present in all patients.

When LAL Deficiency manifests after infancy, it is typically associated with liver and spleen enlargement, fibrosis, cirrhosis and liver failure. Premature cardiovascular events have been described as well. This form of the disease is sometimes referred to as Cholesteryl Ester Storage Disease. Dr. Vassili Valayannopoulos, an Investigator for clinical trials in both the early and late onset populations, stated, “Now that there is an investigational therapy, it is imperative that physicians consider the diagnosis in infants with failure to thrive and hepatosplenomegaly. Additionally, diagnosis should be considered in children and adults with unexplained liver dysfunction and an abnormal lipid profile.” Treatment in the ongoing trial for adult patients continues to add human experience for SBC-102 as an enzyme replacement therapy for LAL Deficiency.

There are no approved or effective therapies for patients suffering from LAL Deficiency. SBC-102 has the potential to be a disease modifying long-term enzyme replacement therapy for patients (infants, children/adolescents and adults) with LAL Deficiency.

More information on Synageva’s clinical trials for SBC-102 is available at http://www.synageva.com or by calling (781) 357-9900.

About Synageva BioPharma Corp.

Synageva is a clinical stage biopharmaceutical company focused on the discovery, development, and commercialization of therapeutic products for patients with life-threatening rare diseases and unmet medical need. SBC-102 has been granted orphan designations by the U.S. Food and Drug Administration (“FDA”) and the European Medicines Agency, and fast track designation by the FDA. Synageva has several protein therapeutics in its pipeline, including two enzyme replacement therapies for lysosomal storage disorders and two programs for life-threatening genetic conditions for which there are currently no approved treatments. The Company has assembled a team with a proven record of bringing orphan therapies to patients.

On June 13, 2011, Synageva announced that they had entered into a definitive agreement under which Synageva will merge with Trimeris, Inc. (NASDAQ: TRMS) in an all-stock transaction. Upon closing, the combined company will be named Synageva BioPharma Corp., and will create a publicly-traded company focused on the development of novel therapeutics for patients with rare diseases and unmet medical need.

Further information regarding Synageva BioPharma Corp. is available at http://www.synageva.com.

About Trimeris, Inc.

Trimeris, Inc. (NASDAQ: TRMS) pioneered the development of a class of antiviral drug treatments called fusion inhibitors. Trimeris’ currently marketed product is FUZEON, an anti-HIV fusion inhibitor which was developed by Trimeris in collaboration with Roche. Substantially all of Trimeris’ revenues are derived from its collaboration with Roche relating to FUZEON. For more information about Trimeris, please visit the company’s website at http://www.trimeris.com.

Important Merger Information and Additional Information and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of Trimeris or Synageva or the solicitation of any vote or approval. In connection with the proposed merger, Trimeris filed a Registration Statement on Form S-4, filed with the SEC on July 13, 2011, as amended (the “Registration Statement”), which includes a preliminary joint proxy statement of Trimeris and Synageva and constitutes a preliminary prospectus of Trimeris. These materials are not yet final and will be further amended. The joint proxy statement/prospectus of Trimeris and Synageva will be mailed to the stockholders of Trimeris and Synageva once it is final. Investors are strongly urged to read the definitive joint proxy statement/prospectus when it becomes available and other documents filed with the SEC by Trimeris, because they will contain important information about Trimeris, Synageva and the proposed merger.

Investors and security holders of Trimeris and Synageva may obtain free copies of the joint proxy statement/prospectus for the proposed merger and other documents filed with the SEC by Trimeris through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders of Trimeris will be able to obtain free copies of the joint proxy statement/prospectus for the proposed merger by contacting Trimeris, Inc., Attn: James Thomas, Chief Financial Officer. Investors and security holders of Synageva will be able to obtain free copies of the joint proxy statement/prospectus for the merger by contacting Synageva BioPharma Corp., Attn: Secretary, 128 Spring Street, Suite 520, Lexington, MA 02421.

Trimeris and Synageva, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the agreement between Trimeris and Synageva. Information regarding Trimeris’ directors and executive officers is contained in Trimeris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which was filed with the SEC on March 14, 2011, and in its proxy statement prepared in connection with its 2010 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2010. Information regarding Synageva’s directors and officers and a more complete description of the interests of Trimeris’ and Synageva’s respective directors and officers in the proposed transaction is available in the Registration Statement.

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Contact for Synageva:

Kelley Forrest

Tel: (781) 357-9900

kelley.forrest@synageva.com